UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

CELCUITY INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

15102K 100

(CUSIP Number)

May 16, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	15102K 100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Soleus Private Equity Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 343,832 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 343,832 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 343,832 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

FOOTNOTES

(1)

Soleus Private Equity Fund II, L.P. (“Soleus PE”) has the right to acquire the shares reported in this row pursuant to that certain Securities Purchase Agreement dated as of May 15, 2022 by and among Celcuity Inc. (the “Issuer”) and the investors signatory thereto (the “SPA”). Soleus Private Equity GP II, LLC (“Soleus GP”) is the sole general partner of Soleus PE, and thus holds voting and dispositive power over the shares held by Soleus PE. Soleus PE GP II, LLC is the sole manager of Soleus GP. Mr. Guy Levy is the sole managing member of Soleus PE GP II, LLC. Each of Mr. Guy Levy, Soleus PE GP II, LLC and Soleus GP disclaims beneficial ownership of the securities held by Soleus PE and this report shall not be deemed an admission that they are the beneficial owners of such securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, except to the extent of their respective pecuniary interests therein.

(2)

This percentage is calculated based upon 14,920,302 shares of common stock outstanding of the Issuer as of March 15, 2022, as set forth in the Issuer’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) on April 11, 2022 (the “Proxy”).

CUSIP NO.	15102K 100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Soleus Private Equity GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 343,832 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 343,832 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 343,832 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

FOOTNOTES

(1)

Soleus PE has the right to acquire the shares reported in this row pursuant to the SPA. Soleus GP is the sole general partner of Soleus PE, and thus holds voting and dispositive power over the shares held by Soleus PE. Soleus PE GP II, LLC is the sole manager of Soleus GP. Mr. Guy Levy is the sole managing member of Soleus PE GP II, LLC.

(2)	This percentage is calculated based upon 14,920,302 shares of common stock outstanding of the Issuer as of March 15, 2022, as set forth in the Proxy.

CUSIP NO.	15102K 100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Soleus PE GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 343,832 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 343,832 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 343,832 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

FOOTNOTES

(1)

Soleus PE has the right to acquire the shares reported in this row pursuant to the SPA. Soleus GP is the sole general partner of Soleus PE, and thus holds voting and dispositive power over the shares held by Soleus PE. Soleus PE GP II, LLC is the sole manager of Soleus GP. Mr. Guy Levy is the sole managing member of Soleus PE GP II, LLC.

(2)	This percentage is calculated based upon 14,920,302 shares of common stock outstanding of the Issuer as of March 15, 2022, as set forth in the Proxy.

CUSIP NO.	15102K 100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Soleus Capital Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 604,557 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 604,557 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 604,557 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

FOOTNOTES

(1)

Of the shares of common stock reported in this row, 232,073 of such shares are issued and outstanding and held directly by Soleus Capital Master Fund, L.P. (“Master Fund”) and Master Fund has the right to acquire 372,484 shares pursuant to the SPA. Soleus Capital, LLC is the sole general partner of Master Fund and thus holds voting and dispositive power over the shares held by Master Fund. Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC. Mr. Guy Levy is the sole managing member of Soleus Capital Group, LLC. Each of Soleus Capital Group, LLC, Soleus Capital, LLC and Mr. Guy Levy disclaims beneficial ownership of these securities held by Master Fund and this report shall not be deemed an admission that they are the beneficial owners of such securities for purposes of Section 13(d) of the Exchange Act, or for any other purpose, except to the extent of their respective pecuniary interests therein.

(2)	This percentage is calculated based upon 14,920,302 shares of common stock outstanding of the Issuer as of March 15, 2022, as set forth in the Proxy.

CUSIP NO.	15102K 100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Soleus Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 604,557 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 604,557 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 604,557 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

FOOTNOTES

(1)

Of the shares reported in this row, 232,073 are issued and outstanding and held by Master Fund, and Master Fund has the right to acquire 372,484 shares pursuant to the SPA. Soleus Capital, LLC is the sole general partner of Master Fund and thus holds voting and dispositive power over the shares held by Master Fund. Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC. Mr. Guy Levy is the sole managing member of Soleus Capital Group, LLC.

(2)	This percentage is calculated based upon 14,920,302 shares of common stock outstanding of the Issuer as of March 15, 2022, as set forth in the Proxy.

CUSIP NO.	15102K 100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Soleus Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 604,557 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 604,557 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 604,557 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

FOOTNOTES

(1)

Of the shares reported in this row, 232,073 are issued and outstanding and held by Master Fund, and Master Fund has the right to acquire 372,484 shares pursuant to the SPA. Soleus Capital, LLC is the sole general partner of Master Fund and thus holds voting and dispositive power over the shares held by Master Fund. Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC.

(2)	This percentage is calculated based upon 14,920,302 shares of common stock outstanding of the Issuer as of March 15, 2022, as set forth in the Proxy.

CUSIP NO.	15102K 100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Guy Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 948,389 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 948,389 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 948,389 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

FOOTNOTES

(1)

Of the shares reported in this row, 232,073 are issued and outstanding and held by Master Fund, Master Fund has the right to acquire 372,484 shares pursuant to the SPA, and Soleus PE has the right to acquire 343,832 shares pursuant to the SPA. Soleus GP is the sole general partner of Soleus PE, Soleus PE GP II, LLC is the sole manager of Soleus GP, and Mr. Guy Levy is the sole managing member of Soleus PE GP II, LLC. Soleus Capital, LLC is the sole general partner of Master Fund, Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC, and Mr. Guy Levy is the sole managing member of Soleus Capital Group, LLC. Mr. Guy Levy disclaims beneficial ownership of these securities held by Soleus PE and Master Fund, and this report shall not be deemed an admission that he is the beneficial owner of such securities for purposes of Section 13(d) of the Exchange Act, or for any other purpose, except to the extent of his pecuniary interest therein.

(2)	This percentage is calculated based upon 14,920,302 shares of common stock outstanding of the Issuer as of March 15, 2022, as set forth in the Proxy.

Item 1.

(a)	Name of Issuer

Celcuity Inc.

(b)	Address of Issuer’s Principal Executive Offices

16305 36th Avenue North, Suite 100

Minneapolis, Minnesota 55446

Item 2.

(a)	Name of Person(s) Filing

Soleus Private Equity GP II, LLC

Soleus Private Equity Fund II, L.P.

Soleus PE GP II, LLC

Soleus Capital Master Fund, L.P.

Soleus Capital, LLC

Soleus Capital Group, LLC

Guy Levy

(b)	Address of Principal Business Office or, if none, Residence

Soleus Private Equity GP II, LLC

104 Field Point Road, 2nd Floor

Greenwich, CT 06830

Soleus Private Equity Fund II, L.P.

104 Field Point Road, 2nd Floor

Greenwich, CT 06830

Soleus PE GP II, LLC

104 Field Point Road, 2nd Floor

Greenwich, CT 06830

Soleus Capital Master Fund, L.P.

104 Field Point Road, 2nd Floor

Greenwich, CT 06830

Soleus Capital, LLC

104 Field Point Road, 2nd Floor

Greenwich, CT 06830

Soleus Capital Group, LLC

104 Field Point Road, 2nd Floor

Greenwich, CT 06830

Guy Levy

c/o Soleus Capital Management, L.P

104 Field Point Road, 2nd Floor

Greenwich, CT 06830

(c)	Citizenship

Soleus Private Equity GP II, LLC – Delaware

Soleus Private Equity Fund II, L.P. – Delaware

Soleus PE GP II, LLC – Delaware

Soleus Capital Master Fund, L.P. – Cayman Islands

Soleus Capital, LLC – Delaware

Soleus Capital Group, LLC – Delaware

Guy Levy – United States

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

15102K 100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. ☐78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

Reference is made to Items 5 – 11 on the preceding pages of this Schedule 13G.

As of the close of business on May 16, 2022, Master Fund holds 232,073 of the issued and outstanding shares of the common stock of the Issuer and has the right to acquire 372,484 shares of the common stock of the Issuer pursuant to the SPA, and Soleus PE (Soleus PE, and together with Master Fund, the “Funds”) has the right to acquire 343,832 shares of the common stock of the Issuer pursuant to the SPA, for an aggregate of 948,389 shares of the common stock of the Issuer (the “Shares”).

As the general partner of Soleus PE, Soleus GP may be deemed to have shared power to vote or direct the vote and to dispose or to direct the disposition of the Shares held by Soleus PE. As the sole manager of Soleus GP, Soleus PE GP II, LLC may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of the Shares held by Soleus PE. As the sole managing member of Soleus PE GP II, LLC, Mr. Guy Levy may be deemed to have shared power to vote or direct the vote and to dispose or to direct the disposition of the Shares held by Soleus PE.

As the general partner of Master Fund, Soleus Capital, LLC may be deemed to have shared power to vote or direct the vote and to dispose or to direct the disposition of the Shares held by Master Fund. As the sole managing member of Soleus Capital, LLC, Soleus Capital Group, LLC may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of the Shares held by Master Fund. As the sole managing member of Soleus Capital Group, LLC, Mr. Guy Levy may be deemed to have shared power to vote or direct the vote and to dispose or to direct the disposition of the Shares held by Master Fund.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that Mr. Levy, Soleus PE GP II, LLC, Soleus GP, Soleus Capital, LLC or Soleus Capital Group, LLC is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, except to the extent of their respective pecuniary interest therein, and such beneficial ownership is expressly disclaimed.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose, or with the effect, of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 18, 2022	Soleus Private Equity Fund II, L.P.

	By:	Soleus Private Equity GP II, LLC, its General Partner

	By:	Soleus PE GP II, LLC, its Manager

	By:	/s/ Guy Levy
	Name:	Guy Levy
	Title:	Managing Member

Date: May 18, 2022	Soleus Private Equity GP II, LLC

	By:	Soleus PE GP II, LLC, its Manager

	By:	/s/ Guy Levy
	Name:	Guy Levy
	Title:	Managing Member

Date: May 18, 2022	Soleus PE GP II, LLC

	By:	/s/ Guy Levy
	Name:	Guy Levy
	Title:	Managing Member

Date: May 18, 2022	Soleus Capital Master Fund, L.P.

	By:	Soleus Capital, LLC, its General Partner

	By:	Soleus Capital Group, LLC, its Managing Manager

	By:	/s/ Guy Levy
	Name:	Guy Levy
	Title:	Managing Member

Date: May 18, 2022	Soleus Capital, LLC

	By:	Soleus Capital Group, LLC, its Managing Manager

	By:	/s/ Guy Levy
	Name:	Guy Levy
	Title:	Managing Member

Date: May 18, 2022	Soleus Capital Group, LLC

	By:	/s/ Guy Levy
	Name:	Guy Levy
	Title:	Managing Member

Date: May 18, 2022	By:	/s/ Guy Levy
	Name:	Guy Levy

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)